UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-41657

CBL INTERNATIONAL LIMITED

(Registrant’s Name)

Level 23-2, Menara Permata Sapura

Kuala Lumpur City Centre

50088 Kuala Lumpur

Malaysia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

On February 28, 2025, CBL International Limited (the “Company”), entered into a Sales Agreement (the “Sales Agreement”) with A.G.P./Alliance Global Partners (the “Sales Agent”), acting as the Company’s sales agent, pursuant to which the Company may issue and sell to or through the Sales Agent, acting as agent or principal, the Company’s ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) having an aggregate offering amount of up to $2,604,166. On February 28, 2025, pursuant to the Sales Agreement, the Company filed a prospectus supplement, including an accompanying base prospectus, dated January 24, 2025, forming a part of its registration statement on Form F-3 (File No. 333-284228) (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on January 10, 2025, and declared effective by the Commission on January 24, 2025.

The Company expects that any proceeds received from the Sales Agreement will be used primarily for general corporate purposes and in furtherance of the Company’s corporate strategy which may include acquisitions and other business opportunities and the repayment of indebtedness.

Neither the Company nor the Sales Agent is obligated to sell any Ordinary Shares under the Sales Agreement. Subject to the terms and conditions of the Sales Agreement, the Sales Agent will use commercially reasonable efforts consistent with its normal trading and sales practices, applicable state and federal law, rules and regulations and the rules of The Nasdaq Capital Market to sell the Ordinary Shares from time to time based upon the Company’s instructions, including any price, time or size limits specified by the Company. Upon delivery of a placement notice, and subject to the Company’s instructions in that notice, and the terms and conditions of the Sales Agreement generally, the Sales Agent may sell the Ordinary Shares by any method permitted by law deemed to be an “at the market offering” as defined by Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”). The Company will pay the Sales Agent in cash, in connection with the sale of the Ordinary Shares through the Sales Agent, an amount up to 3.0% of the gross proceeds from each sale of Ordinary Shares and has agreed to provide the Sales Agent with customary indemnification. The Company has also agreed to reimburse the Sales Agent for certain specified expenses. The Sales Agreement also contains customary representations and warranties.

The foregoing summary of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Sales Agreement, which is attached as Exhibit 10.1 hereto.

A copy of the opinion of Conyers Dill & Pearman relating to the legality of the issuance and sale of the Ordinary Shares is filed herewith as Exhibit 5.1.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Ordinary Shares, nor shall there be any offer, solicitation or sale of the Ordinary Shares in any state or country in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or country.

This Report on Form 6-K is hereby incorporated by reference into the Registration Statement and into each prospectus supplement filed pursuant to Registration Statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act or the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CBL International Limited

	By:	/s/ Teck Lim Chia
	Name:	Teck Lim Chia
Date: February 28, 2025	Title:	Chief Executive Officer

Exhibit Index

Exhibit Number	Exhibit Title

5.1	Opinion of Conyers Dill & Pearman
10.1	Sales Agreement, dated as of February 28, 2025, between CBL International Limited and A.G.P./Alliance Global Partners